The information in this pricing supplement is not complete and may be changed. A registration statement relating to these notes has been filed with the Securities and Exchange Commission.
Subject to completion dated February 15, 2006.

PRELIMINARY PRICING SUPPLEMENT NO. 22 dated [ ● ], 2006
to Prospectus Supplement and Prospectus dated July 1, 2005 relating to the Eksportfinans ASA U.S. Medium Term Note Program	Filed pursuant to Rule 424(b)(3) Registration No. 333-124095
15.00% 1 Year Reverse Convertible Securities linked
to the performance of salesforce.com, inc.
         This document is a pricing supplement. This pricing supplement provides specific pricing information in connection with this issuance of notes. Prospective investors should read this pricing supplement together with the prospectus supplement and prospectus dated July 1, 2005 for a description of the specific terms and conditions of this particular issuance of notes. This pricing supplement amends and supersedes the accompanying prospectus supplement and prospectus to the extent that the information provided in this pricing supplement is different from the terms set forth in the prospectus supplement or the prospectus.

Issuer:	Eksportfinans ASA

Issuer rating:	Aaa (Moody’s)/AA+ (Standard & Poor’s)/AAA (F.IBCA)

Specified Currency:	U.S. dollars

Aggregate Face Amount:	$[ ● ]

Face Amount of each note:	$1,000.00

CUSIP No.:	[ ● ]

Common Code:	[ ● ]

ISIN:	[ ● ]

	Issue price to	Discounts and
	public	commissions	Proceeds to us

Per note:	$[ ● ]	$[ ● ]	$[ ● ]
Total:	$[ ● ]	$[ ● ]	$[ ● ]

Agent:	Deutsche Bank Securities Inc. 60 Wall Street New York, New York 10005

The agent may make sales through its affiliates or selling agents.

Agent acting in the capacity as:	Principal

Lead Dealer:	Stone & Youngberg LLC

Trade Date:	[ ● ]

Original Issue Date:	[ ● ]

Maturity Date:	[Approximately 12 months from the Original Issue Date], subject to adjustment in the event of a Market Disruption Event on the Determination Date, in which case the Maturity Date will be the third Business Day following the Determination Date, as so postponed.

Asset linked note:	Yes. The notes are linked to the common stock of salesforce.com, inc. (salesforce.com) (ISIN: US79466L3024; NYSE symbol: CRM) (the Reference Shares). See “The Reference Shares” below for further information regarding the Reference Shares.

Interest Rate:	15.00% per annum, payable quarterly in arrears in four equal 3.750% payments on each of [●], 2006, [●], 2006, [●], 2006 and [●], 2007 (the Interest Payment Dates).

Interest will be payable on the Interest Payment Dates. The calculation agent will calculate interest payable on any Interest Payment Date on the basis of a 360-day year consisting of twelve 30-day months. Interest payable on the notes will be the interest accrued from and including the Original Issue Date or the last date on which interest has been paid, as the case may be, to but excluding the Interest Payment Date. If the Maturity Date is extended as described due to a Market Disruption Event, no interest will be paid from the originally scheduled Maturity Date until the extended Maturity Date.

The regular record date relating to an Interest Payment Date will be the third Business Day preceding the Interest Payment Date. For the purpose of determining the holder at the close of business on a regular record date when business is not being conducted, the close of business will mean 5:00 p.m., New York City time, on that day.

Redemption Amount:	The Redemption Amount you will be entitled to receive on the Maturity Date in respect of each note that you hold will be:

• if the official closing price of the Reference Shares quoted by the Relevant Exchange has not been at or below the Knock-In Level on any Trading Day during the period from the Trade Date up to and including the Determination Date (the Knock-In Level Trigger), as determined by the calculation agent in its sole discretion, a cash payment of $1,000.00 (100.00% of the Face Amount) or,

• if the Knock-In Level Trigger has occurred, (a) a cash payment of $1,000.00 (100.00% of the Face Amount) if the Final Reference Level on the Determination Date is equal to or greater than the Initial Reference Level, as determined by the calculation agent in its sole discretion, or (b) a number of Reference Shares equal to the Share Redemption Amount, if the Final Reference Level on the Determination Date is less than the Initial Reference Level, subject to the effect of any Settlement Disruption Event, as defined below.

Initial Reference Level:	[$ ● , the official closing price per Reference Share quoted by the Relevant Exchange, as determined by the calculation agent in its sole discretion on the Trade Date.]

Final Reference Level:	The official closing price per Reference Share quoted by the Relevant Exchange, as determined by the calculation agent in its sole discretion on the Determination Date.

Knock-In Level:	$[ ● ], which is 60.00% of the Initial Reference Level.

Share Redemption Amount:	[ ● ] Reference Shares per note that you hold, which number of shares is equal to the $1,000.00 Face Amount of the note divided by the Initial Reference Level.

You will receive cash in lieu of fractional shares in an amount equal to the fractional share amount multiplied by the Final Reference Level.

Determination Date:	[Three Business Days before the Maturity Date], unless such day is not a Trading Day, in which case the Determination Date will be the next day that is a Trading Day. If a Market Disruption Event occurs or is continuing on the Determination Date, then the Determination Date will be postponed to the next Trading Day on which a Market Disruption Event is not in effect, but in no event will the Determination Date be postponed by more than five Trading Days. If the Determination Date is postponed to the last possible day but a Market Disruption Event occurs or is continuing on that day, that day will nevertheless be the Determination Date. If the calculation agent determines that the Final Reference Level is not available on the Determination Date, as so postponed, either because of a Market Disruption Event or for any other reason, the calculation agent will nevertheless determine the Final Reference Level by determining in its sole discretion the price of the Reference Shares that would have prevailed but for the occurrence of a Market Disruption Event as of that fifth Trading Day, having regard to the then prevailing market conditions, the last reported, published or traded price of the Reference Shares and other such factors as the calculation agent in its sole discretion considers relevant.

Relevant Exchange:	The primary organized U.S. securities exchange or trading market for the Reference Shares as determined by the calculation agent in its sole discretion. The Relevant Exchange at the Trade Date is the New York Stock Exchange (NYSE).

Market Disruption Event:	Any of the following will be a Market Disruption Event:

• the occurrence or existence (as determined by the calculation agent in its sole discretion) on any Trading Day at any time during the one-half hour period prior to the scheduled closing time of the Relevant Exchange of

(a) any suspension of, limitation imposed on or impairment occurring with respect to, (1) trading in the Reference Shares on the Relevant Exchange or any other exchange on which the Reference Shares are listed or quoted or (2) trading in any options or futures contracts on or relating to the Reference Shares on any exchange on which those contracts are traded, in either case whether by reason of movements in price exceeding limits permitted by that exchange or quotation system or otherwise, or

(b) any event that disrupts the ability of market participants in general to effect transactions in the Reference Shares on the Relevant Exchange or in options or futures contracts on or relating to the Reference Shares on any exchange on which those contracts are traded. Such disruptions may include, but are not limited to (1) the temporary closure and re-opening of that exchange, (2) a systems failure of the trading, communications and connectivity systems to that exchange and (3) a relocation of trading of the Reference Shares from the Relevant Exchange to another exchange or quotation system, or

• the closure on any Trading Day of the Relevant Exchange, or any exchange or quotation system on which options or futures contracts on or relating to the Reference Shares are traded, prior to its scheduled closing time if the calculation agent in its sole discretion determines that that earlier closing has an effect on the trading market for the Reference Shares (or for options or futures contracts on or relating to the Reference Shares). For this purpose, a “scheduled closing time” is any regular weekday closing time or any other closing time announced by the exchange if such closing time is announced not less than one hour before the regular weekday closing time of the that exchange or quotation system, or

• a general moratorium is declared in respect of banking activities in the country of incorporation of the issuer of the Reference Shares,

and, in the determination of the calculation agent in its sole discretion, any of the foregoing is material. In determining what is “material” the calculation agent may have regard to such circumstances as it in its sole discretion deems appropriate, including any hedging arrangements we, the agent or any of its affiliates may have in relation to the notes.

A limitation on the hours and number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange or quotation system, but a limitation on trading imposed during the course of the day by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or quotation system may, if determined by the calculation agent in its sole discretion to be material, constitute a Market Disruption Event.

The calculation agent will as soon as practicable notify us, The Bank of New York, as trustee for the notes, the Depository Trust Company and Deutsche Bank Securities Inc. of the occurrence of a Market Disruption Event on any day that, but for the occurrence of a Market Disruption Event, would have been the Determination Date.

Settlement Disruption Event:	A Settlement Disruption Event is an event beyond our reasonable control, including but not limited to the non-delivery by Deutsche Bank AG, London Branch under a hedge agreement entered into by us and relating to the notes, as a result of which we cannot in a commercially reasonable manner procure delivery of the Reference Shares to the noteholders as otherwise required by the terms of the notes.

If the calculation agent determines in its sole discretion that a Settlement Disruption Event has occurred or is continuing on the Maturity Date, then any required delivery of Reference Shares will be postponed to the next date on which no Settlement Disruption Event is in effect, so long as that date occurs within the 60 Business Days immediately following the Maturity Date. If no such date on which a

Settlement Disruption Event is not in effect has occurred by the close of business on the 59th Business Day immediately following the Maturity Date, then the calculation agent will determine in its sole discretion on the 60th Business Day whether or not the Reference Shares can be delivered in any other commercially reasonable manner on a date within a reasonable period (the Delivery Date) and notify the delivery agent of that determination.

• If that determination is affirmative, the delivery agent on our behalf will deliver the Reference Shares to noteholders in the manner so determined by the calculation agent on the Delivery Date, or

• If that determination is negative, we will, in lieu of delivering the Reference Shares in respect of the notes, redeem all notes by paying pro rata to the noteholders a cash amount which the calculation agent determines in its sole discretion is equal to the fair market value of the Reference Shares otherwise deliverable as of the date on which the calculation agent notifies the delivery agent of its determination less the cost to us of unwinding or amending any related underlying hedging arrangements. In that case, the redemption will be made on a date determined by the calculation agent to be within a reasonable period.

No noteholder will be entitled to any additional payment, whether of interest or otherwise, on the notes in the event that we deliver Reference Shares after the Maturity Date following a Settlement Disruption Event or redeem the notes in accordance with these provisions, and we will have no liability in respect thereof.

Furthermore, if on the Determination Date the calculation agent determines in its sole discretion that the market for the Reference Shares is so illiquid that we cannot deliver the requisite number of the Reference Shares to the noteholders on the Delivery Date, we will, in lieu of delivering the Reference Shares in respect of the notes, redeem all notes on the Maturity Date by paying pro rata to the noteholders a cash amount which the calculation agent determines in its sole discretion is equal to the fair economic value of the Reference Shares otherwise deliverable as of the Determination Date taking such illiquidity into consideration. The calculation agent will as soon as reasonably practicable notify us, The Bank of New York and Deutsche Bank Securities Inc. explaining the relevant matters.

Adjustment Events:	An Adjustment Event will be any of the following: Potential Adjustment Event, Merger Event, Delisting, Nationalization or Insolvency, each as defined below.

Potential Adjustment Event

Any of the following will be a Potential Adjustment Event:

• a subdivision, consolidation or reclassification of the Reference Shares (unless a Merger Event, as defined below) or a free distribution or dividend of Reference Shares to existing holders by way of bonus, capitalization or similar issue,

• a distribution or dividend to existing holders of Reference Shares of (a) Reference Shares, (b) other share capital or securities granting the right to payment of dividends or the proceeds of liquidation of the issuer of the Reference Shares equally or proportionately with such payments to holders of Reference Shares, (c) share capital or other securities of another issuer acquired by the issuer of the Reference Shares as a result of a “spin-off” or other similar transaction or (d) any other type of securities, rights or warrants or other assets, in any case for payment (in cash or otherwise) at less than the prevailing market price as determined by the calculation agent in its sole discretion,

• an extraordinary dividend,

• a call by the issuer of the Reference Shares in respect of Reference Shares that are not fully paid,

• a repurchase by or on behalf of the issuer of the Reference Shares or any of its subsidiaries of Reference Shares, whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise,

• in respect of the issuer of the Reference Shares, an event that results in any shareholder rights being distributed or becoming separated from the shares of common stock or other shares of the capital stock of the issuer of the Reference Shares pursuant to a shareholder rights plan or arrangement directed against hostile takeovers that provides upon the occurrence of certain events for a distribution of preferred stock, warrants, debt instruments or stock rights at a price below their market value, as determined by the calculation agent in its sole discretion, provided that any adjustment effected as a result of such an event shall be readjusted upon any redemption of such rights,

• the occurrence of a tender offer by any entity or person to purchase more than 10% but less than 50% of the outstanding voting shares of any class of shares of the issuer of the Reference Shares, as determined by the calculation agent in its sole discretion based upon filings with governmental agencies or the nature and term of the tender offer, and

• any other event that may have, in the opinion of the calculation agent in its sole discretion, a dilutive or concentrative or other effect on the theoretical value of the Reference Shares.

Following the declaration by the issuer of the Reference Shares of the terms of any Potential Adjustment Event, the calculation agent will determine in its sole discretion whether that Potential Adjustment Event has a dilutive or concentrative or other effect on the theoretical value of the Reference Shares and, if so, will:

• make the corresponding adjustment, if any, to any one or more of the Initial Reference Level, Knock-In Level or Share Redemption Amount, as applicable, as the calculation agent in its sole discretion determines appropriate to account for that dilutive or concentrative or other effect, and

• determine the effective date of that adjustment.

The calculation agent may, but need not, determine the appropriate adjustment by reference to the adjustment in respect of that Potential Adjustment Event made by an exchange or quotation system to options contracts or futures contracts on the Reference Shares traded on that exchange or quotation system.

Upon making any such adjustment, the calculation agent will as soon as practicable notify us, The Bank of New York as Trustee and Deutsche Bank Securities Inc. stating the adjustment made to the Initial Reference Level, Knock-In Level or Share Redemption Amount, as applicable, and giving brief details of the Potential Adjustment Event.

Merger Event

Merger Event means, in relation to the Reference Shares, any:

• reclassification of or change to the Reference Shares that results in a transfer of or an irrevocable commitment to transfer all holdings of outstanding Reference Shares,

• consolidation, amalgamation or merger of the issuer of the Reference Shares with or into another entity other than a consolidation, amalgamation or merger in which the issuer of the Reference Shares is the continuing entity and which does not result in a reclassification of or change to the Reference Shares, or

• other takeover offer for the issuer of the Reference Shares that results in a transfer of or an irrevocable commitment to transfer all the Reference Shares (other than holdings of Reference Shares owned or controlled by the offeror), in each case if the Merger Date is on or before the Determination Date.

In respect of each Merger Event, the following terms have the meanings given below:

• Merger Date means the date upon which all holders of the Reference Shares (other than, in the case of a takeover offer, holdings of Reference Shares owned or controlled by the offeror) have agreed or have irrevocably become obliged to transfer their holdings of Reference Shares.

• Share-for-Share means that the consideration for the Reference Shares consists or, at the option of the holder of the Reference Shares, may consist, solely of common shares of the offeror or of a third party other than Reference Shares (New Shares) issued in connection with the merger,

• Share-for-Other means that the consideration for the Reference Shares consists solely of cash or any securities other than New Shares or assets, whether those of the offeror or of a third party, and

• Share-for-Combined means that the consideration for the Reference Shares consists of cash or any securities, including New Shares, or assets, whether those of the offeror or of a third party.

If a Share-for-Share Merger Event or a Share-for-Combined Merger Event occurs in relation to the Reference Shares and the issuer of the New Shares is not the issuer of the Reference Shares, then, on or after the relevant Merger Date, the calculation agent in its sole discretion will redefine the Reference Shares to include the relevant quantity of the New Shares to which a holder of Reference Shares immediately prior to the occurrence of the Merger Event would be entitled upon consummation of the Merger Event, whereupon:

• the New Shares will be deemed to be the Reference Shares,

• the calculation agent in its sole discretion will adjust the Initial Reference Level for the New Shares so that the ratio of the Spot Price (as defined below) of the New Shares to the Initial Reference Level of the New Shares equals the ratio of the Spot Price for the Reference Shares to the Initial Reference Level for the Reference Shares immediately prior to the occurrence of the Merger Event, and

• if necessary, the calculation agent in its sole discretion will adjust any other relevant terms accordingly.

Spot Price means:

• in relation to the Reference Shares, the last official reported price for the Reference Shares on the Relevant Exchange, as determined by or on behalf of the calculation agent in its sole discretion, immediately prior to the relevant Delisting, Merger Event, Nationalization or Insolvency, and

• in relation to a Replacement Share or a New Share, the official closing price for those shares on their primary market of trading, as determined by the calculation agent in its sole discretion, on the first Trading Day following the relevant Delisting, Merger Event, Nationalization or Insolvency.

If a Share-for-Other Merger Event, a Share-for-Share Merger Event or a Share-for-Combined Merger Event where the issuer of the New Shares is the issuer of the Reference Shares occurs in relation to the Reference Shares, then, on or after the relevant Merger Date, the calculation agent in its sole discretion will adjust the Reference Shares by substituting the Reference Shares with other shares selected by the calculation agent in its sole discretion (the Replacement Shares) upon consummation of the Merger Event, whereupon:

• the Replacement Shares will be deemed to be the Reference Shares,

• the calculation agent in its sole discretion will adjust the Initial Reference Level for the Replacement Shares so that the ratio of the Spot Price of the Replacement Shares to the Initial Reference Level of the Replacement Shares equals the ratio of the Spot Price for the Reference Shares to the Initial Reference Level for the Reference Shares immediately prior to the occurrence of the Merger Event, and

• if necessary, the calculation agent in its sole discretion will adjust any other relevant terms accordingly.

Delisting, Nationalization or Insolvency

Delisting means, in relation to the Reference Shares, that the Reference Shares cease, for any reason, to be listed on the Relevant Exchange and, as of the date of delisting, are not listed on another recognized exchange or quotation system acceptable to the calculation agent in its sole discretion.

Nationalization means that all the Reference Shares or all or substantially all the assets of the issuer of the Reference Shares are nationalized, expropriated or are otherwise required to be transferred to any governmental agency, authority, entity or instrumentality thereof.

Insolvency means, in relation to the Reference Shares, that, by reason of the voluntary or involuntary liquidation, bankruptcy or insolvency of or any analogous proceeding affecting the issuer of the Reference Shares, (a) all holdings of the Reference Shares are required to be transferred to a trustee, liquidator or other similar official or (b) holdings of the Reference Shares become subject to a legal prohibition on their transfer.

If a Delisting, Nationalization or Insolvency occurs in relation to the Reference Shares, the calculation agent in its sole discretion will substitute the Reference Shares with Replacement Shares on the effective date of that event, whereupon:

• the Replacement Shares will be deemed to be the Reference Shares,

• the calculation agent in its sole discretion will adjust the Initial Reference Level for the Replacement Shares so that the ratio of the Spot Price of the Replacement Shares to the Initial Reference Level of the Replacement Shares equals the ratio of the Spot Price for the Reference Shares to the Initial Reference Level for the Reference Shares immediately prior to the occurrence of that event, and

• if necessary, the calculation agent in its sole discretion will adjust any other relevant terms accordingly.

Upon the occurrence of a Merger Event, Delisting, Nationalization or Insolvency, the calculation agent will as soon as practicable notify us, The Bank of New York and Deutsche Bank Securities Inc. of the occurrence of the Merger Event, Delisting, Nationalization or Insolvency, as the case may be, giving details thereof and the action proposed to be taken in relation thereto.

Calculation agent:	Deutsche Bank AG, London Branch

Exchangeable:	In certain circumstances, the notes will be exchanged on the Maturity Date for a specified number of Reference Shares. See “Redemption Amount” above.

Business Day:	For purposes of this issuance, a Business Day means any day that is not (a) a Saturday or Sunday or (b) a day on which banking institutions generally are authorized or obligated by law or executive order to close in London or New York.

Trading Day:	A day on which the Relevant Exchange is (or, but for the occurrence of a Market Disruption Event, would have been) open for trading, except for any day on which trading on the Relevant Exchange is scheduled to close prior to its regular weekday closing time.

Business Day convention:	If the Maturity Date or any Interest Payment Date is not a Business Day, then the Maturity Date will be the first following day that is a Business Day.

Tax redemption:	No

Additional amounts payable:	No

Authorized denominations:	$1,000.00

Form of notes:	Book-entry

Listing:	None

Failure to pay Redemption Amount when due:	In the event we fail to pay the Redemption Amount on the Maturity Date, as applicable, any overdue payment in respect of the Redemption Amount of any note will bear interest until the date upon which all sums due in respect of such notes are received by or on behalf of the relevant holder, at the rate per annum which is the rate for deposits in U.S. dollars for a period of six months which appears on the Reuters Screen LIBO page as of 11:00 a.m. (London time) on the first Business Day following such failure to pay. Such rate shall be determined by the calculation agent in its sole discretion. If interest is required to be calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of the actual number of days in the period.

For the avoidance of doubt, this provision will not apply if the Redemption Amount is not paid on the Maturity Date as a result of a Settlement Disruption Event. See the definition of “Settlement Disruption Event” above for further details.

Acceleration:	If a holder of a note accelerates the maturity of the note upon an event of default under the Indenture referenced in the accompanying prospectus, the amount payable upon acceleration will be such as the calculation agent shall determine in good faith and in a commercially reasonable manner.

Other:	The notes are not renewable notes, index linked notes, amortizing notes or zero coupon notes, each as described in the prospectus supplement. The notes will not be issued with an original issue discount, and there is no optional redemption or extension of maturity in connection with the notes.
      Capitalized terms used in this pricing supplement without definition have the meanings given to them in the prospectus supplement and accompanying prospectus.

RISK FACTORS
      Unlike ordinary debt securities, the return on the notes depends on changes in value of an equity security. As described in more detail below, the trading price of the notes may vary considerably before the Maturity Date due, among other things, to fluctuations in the price of the Reference Shares and other events that are difficult to predict and beyond our control. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the Reference Shares. You should carefully consider the following risks before investing in the notes.

You may lose a significant part of your investment in the notes.

We will not repay you a fixed amount of principal on the notes at maturity, and we are not liable for any loss of principal that you may incur due to fluctuations in the market price of the Reference Shares.
      Your notes combine limited features of debt and equity. The terms of your notes differ from those of ordinary debt securities in that we will not pay you a fixed principal amount in cash at maturity if (a) the Final Reference Level is less than the Initial Reference Level and (b) the Knock-In Level Trigger has occurred. In such a circumstance, we will deliver to you a number of Reference Shares with a market value less than the Face Amount of your notes, and which value may be zero.
      You may lose part or all of your investment if you sell the notes in the secondary market before they are redeemed. Even if the Redemption Amount is greater than the price you paid for the notes, it may, even taking into account the interest payable on the notes, not compensate you for a loss in value due to inflation and other factors relating to the value of money over time. Thus, even in those circumstances, the overall return you earn on your notes may be less than you would have earned by investing in a debt security that bears interest at a prevailing market rate.

The formula for determining the Redemption Amount does not take into account all developments in the market price of the Reference Shares.
      If the Knock-In Level Trigger never occurs or the Final Reference Level is greater than or equal to the Initial Reference Level, changes in the market price of the Reference Shares will not be reflected in the Redemption Amount payable on the Maturity Date. If the Knock-In Level Trigger does occur and the Final Reference Level is less than the Initial Reference Level, the Redemption Amount will be less than the principal amount of your investment in the notes. Accordingly, even if the market price of the Reference Shares has risen at certain times during the term of the notes, you will not receive more than the principal amount of your investment, and could lose a significant portion of your investment.

We may be unable to deliver Reference Shares on the Maturity Date.
      If certain events occur during the life of the notes, the notes will be redeemed by delivery of a number of Reference Shares in lieu of a cash payment on the Maturity Date. We do not presently hold the Reference Shares that would be delivered in such circumstances. If a Settlement Disruption Event occurs, we may be unable to provide the Reference Shares on the Maturity Date and the delivery of those Reference Shares may be delayed by as many as 60 days. If that occurs, you may not receive any payment (in Reference Shares or otherwise) on your notes for up to 60 days after the Maturity Date and will not be entitled to receive any additional payments, whether of interest or otherwise, as a result of the delay. See the definition of “Settlement Disruption Events” above for further details.

Past Reference Share performance is no guide to future performance.
      The actual performance of the Reference Shares over the life of the notes, as well as the Redemption Amount, may bear little relation to the historical prices of the Reference Shares or to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Reference Shares.

An increase in the market price of the Reference Shares may not increase the market value of your notes.
      Owning the notes is not the same as owning the Reference Shares. Accordingly, the market value of your notes may not have a direct relationship with the market price of the Reference Shares, and changes in the market price of the Reference Shares may not result in a comparable change in the market value of your notes. If the price per Reference Share increases above the Initial Reference Level, the market value of your notes may not increase. It is also possible for the price of the Reference Shares to increase while the market value of your notes declines.

As calculation agent, Deutsche Bank AG, London Branch will have the authority to make determinations that could affect the market value of your notes and the Redemption Amount you receive.
      As calculation agent for your notes, Deutsche Bank AG, London Branch will have sole discretion in making various determinations that affect your notes, including the Final Reference Level, the Redemption Amount, the amount payable on any acceleration, and the existence and effects of Market Disruption Events and Adjustment Events. The exercise of this discretion by Deutsche Bank AG, London Branch could adversely affect the value of your notes and may present Deutsche Bank AG, London Branch with a conflict of interest of the kind described below under the heading “There may be conflicts of interest between you and the agent or its affiliates.”

You will have no shareholder rights in the Reference Shares.
      Investing in the notes is not equivalent to investing in the Reference Shares. Neither you nor any other holder or owner of notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the Reference Shares by virtue of your holding notes.

Assuming no changes in market conditions or any other relevant factors, the value of your notes on the date of this pricing supplement (as determined by reference to pricing models used by Deutsche Bank Securities Inc.) is significantly less than the Face Amount of the notes.
      The value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If the agent makes a market in the notes, the price quoted by the agent would reflect any changes in market conditions and other relevant factors, and the quoted price could be lower or higher than the original issue price, and may be lower than the value of your notes as determined by reference to pricing models used by the agent.
      If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by the agent. Furthermore, if you are able to sell your notes, you will likely be charged a commission for secondary market transactions, or the price you realize will likely reflect a dealer discount.
      There is no assurance that the agent or any other party will be willing to purchase your notes and, in this regard, the agent is not obligated to make a market in the notes.

The market price of your notes may be influenced by many unpredictable factors.
      The following factors, nearly all of which are beyond our control, will influence the market value of your notes, as well as the Redemption Amount:

•	the market price of the Reference Shares at any time, in particular, whether the market price of the Reference Shares has fallen to or below the Knock-In Level,

•	the dividend rate on the Reference Shares. While dividend payments on the Reference Shares, if any, are not paid to holders of the notes, such payments may have an influence on the market price of the Reference Shares and therefore on the notes,

•	economic, financial, regulatory, political, military and other events that affect stock markets generally and the Reference Exchange in particular,

•	interest and yield rates in the market,

•	the time remaining until your notes mature, and

•	our creditworthiness.
      These factors will influence the price you will receive if you sell your notes prior to maturity. If you sell your notes prior to maturity, you may receive less than the Face Amount of your notes. You cannot predict the future performance of the Reference Shares based on their historical performance.

Trading and other transactions by the agent or its affiliates in the Reference Shares may impair the value of your notes.
      The agent or one or more of its affiliates may hedge its obligations under the swap that Deutsche Bank AG, London Branch expects to enter into with us relating to the notes by purchasing Reference Shares, options or futures on the Reference Shares or other instruments linked to the Reference Shares, and adjust the hedge by, among other things, purchasing or selling any of the foregoing, at any time and from time to time, and to unwind the hedge by selling any of the foregoing, perhaps on or before the Determination Date. The agent and its affiliates may also enter into, adjust and unwind hedging transactions relating to other notes whose returns are linked to the Reference Shares. Any of these hedging activities may adversely affect the market price of the Reference Shares and therefore the market value of your notes and the Redemption Amount we will pay on your notes. It is possible that the agent and its affiliates could earn substantial returns with respect to these hedging activities while the value of your notes declines.
      The agent and its affiliates may also engage in trading in the Reference Shares or instruments whose returns are linked to the Reference Shares for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of the agent or its affiliates could adversely affect the market price of the Reference Shares and, therefore, the market value of your notes and the Redemption Amount we will pay on your notes. We may also issue, and the agent and its affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the market price of the Reference Shares. By introducing competing products into the marketplace in this manner, we or the agent or its affiliates could adversely affect the market value of your notes and the Redemption Amount we will pay on your notes.

There may be conflicts of interest between you and the agent or its affiliates.
      As noted above, the agent and its affiliates expect to engage in trading activities related to the Reference Shares. These trading activities may present a conflict between your interest in your notes and the interests the agent and its affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the market price of the Reference Shares, could be adverse to your interests as a beneficial owner of your notes.
      The agent and its affiliates may, at present or in the future, engage in business with the issuer of the Reference Shares, including making loans to or equity investments in salesforce.com or its affiliates or providing advisory services to salesforce.com or its affiliates. These services could include merger and acquisition advisory services. These activities may present a conflict between the obligations of the agent or an affiliate of the agent and your interests as a beneficial owner of notes. Moreover, one or more of the agent’s affiliates have published, and in the future expect to publish, research reports with respect to salesforce.com. Any of these activities by the agent or any of its affiliates may affect the market price of the Reference Shares and, therefore, the market value of your notes and the Redemption Amount we will pay on your notes.
Antidilution protection is limited and adjustments to the terms of the notes may not match actual developments with regard to the Reference Shares.
      The calculation agent in its sole discretion will make adjustments to the Initial Reference Level and consequently the Knock-In Level and the Share Redemption Amount for certain events affecting the

Reference Shares, including stock splits and certain corporate actions, such as mergers. The calculation agent is not required, however, to make such adjustments in response to all corporate actions, including if the issuer of the Reference Shares or another party makes a partial tender or partial exchange offer for the Reference Shares. If such a dilution event occurs and the calculation agent is not required to make an adjustment, the value of your notes may be materially and adversely affected. See the definition of “Adjustment Events” above for further details.
We are not responsible for any disclosure by the issuer of the Reference Shares.
      We are not affiliated with salesforce.com. All disclosures contained in this pricing supplement regarding salesforce.com and the Reference Shares are derived from publicly available documents and other publicly available information. We have not participated in the preparation of these documents or made any due diligence inquiry with respect to salesforce.com in connection with the offering of the notes. We do not make any representation that such publicly available documents or any other publicly available information regarding salesforce.com are accurate or complete, and are not responsible for public disclosure of information by salesforce.com, whether contained in filings with the SEC or otherwise. Furthermore, we cannot give any assurance that all events occurring prior to the date of this pricing supplement, including events that would affect the accuracy or completeness of the public filings of salesforce.com or the market price of the Reference Shares (and consequently the Initial Reference Level, the Knock-In Level and Redemption Amount), will have been publicly disclosed. Subsequent disclosure of any of these events or the disclosure of or failure to disclose material future events concerning salesforce.com could affect the value received on any date with respect to your notes and, therefore, the trading prices of your notes. Any prospective purchaser of the notes should undertake an independent investigation of salesforce.com as in its judgment is appropriate to make an informed decision with respect to an investment in the notes.
      salesforce.com is not involved in this offering of notes in any way, and has no obligation of any sort with respect to the notes. Thus, salesforce.com has no obligation to take your interests into consideration for any reason, including in taking any corporate actions that might affect the value of your notes. None of the money you pay for the notes will go to salesforce.com in any way.
The Determination Date and the Maturity Date may be postponed if a Market Disruption Event occurs.
      If the calculation agent in its sole discretion determines that a Market Disruption Event has occurred or is continuing on the Determination Date, the Determination Date will be postponed until the first Trading Day on which no Market Disruption Event occurs or is continuing, but in no event will the postponement last for more than five Business Days. As a result, the Maturity Date of your notes may be postponed, although not by more than five Business Days. Thus, you may not receive the Redemption Amount until several days after the originally scheduled due date. Moreover, if the Final Reference Level is not available on the Determination Date, as so postponed, because of a continuing Market Disruption Event or for any other reason, the calculation agent in its sole discretion will nevertheless determine the Final Reference Level based on its assessment, made in its sole discretion, of the value of the Reference Shares at that time.
Secondary trading in the notes may be limited.
      The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or be included in any interdealer market quotation system and there may be little or no secondary market for the notes. In this regard, the agent and its affiliates are not obligated to make a market in the notes. Even if a secondary market for your notes develops, it may not provide significant liquidity, and we expect that transaction costs in any secondary market would be high. As a result, the differences between bid and ask prices for your notes in any secondary market could be substantial. If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be different (higher or lower) than any price quoted by the agent or its affiliates.

The U.S. Federal income tax treatment on the notes is uncertain, and the terms of the notes require you to follow the treatment that we will adopt.
      There is currently no statutory, judicial or administrative authority that directly addresses the U.S. tax treatment of holders of the notes. Pursuant to the terms of the notes, by purchasing a note, you agree with us to treat such note as consisting of (1) a put option (the Put Option) that requires you to purchase the Reference Shares from us for an amount equal to the deposit if the Redemption Amount on the Maturity Date is the Share Redemption Amount, and (2) a deposit of cash in an amount equal to the principal amount of a note (the Deposit) to secure your potential obligation to purchase the Reference Shares. Accordingly, under this tax treatment, the stated interest payments on the notes are divided into two components for U.S. Federal income tax purposes, a portion of which is treated as interest on the Deposit and the remainder of which is attributable to your sale of the Put Option to us (the Put Premium). We are not requesting a ruling from the United States Internal Revenue Service (IRS) with respect to the notes, and we cannot assure you that the IRS will agree with the conclusions expressed in this pricing supplement or the accompanying prospectus supplement and prospectus. If the IRS successfully argues that the notes should be treated differently, then the timing and character of any inclusion in income in respect of your notes may be affected. Prospective investors should consult their own tax advisor and consider the U.S. Federal income tax consequences of investing in the notes under their particular situation. For more information, please review the U.S. Federal income tax discussion in the pricing supplement below and in the accompanying prospectus supplement and prospectus under “Taxation in the United States.”

ADDITIONAL INFORMATION
Calculation agent
      We have initially appointed Deutsche Bank AG, London Branch as calculation agent for the purpose of determining the Final Reference Level and for all calculations and determinations regarding Market Disruption Events, Settlement Disruption Events, Adjustment Events, the Redemption Amount and the interest rate applicable to any overdue payment of the Redemption Amount. Unless there is manifest error, these determinations by the calculation agent will be final and binding on us and you.
      The calculation agent will, as soon as practicable after receipt of any written request to do so, advise an investor of any determination made by it on or before the date of receipt of that request. The calculation agent will make available for inspection by investors copies of any of these determinations. Upon request, the calculation agent will also provide a written statement to an investor showing how the Redemption Amount per $1,000.00 of the Face Amount of the notes was calculated. Requests to the calculation agent should be addressed to:

Deutsche Bank AG, London Branch
60 Wall Street, 4th Floor
New York, NY 10005
Attn: GED Trading
Telephone No. +1 212 250 4940
Facsimile No. +1 732 578 2641
Hypothetical examples
      The following tables set out the total return to maturity of a note, based on the assumptions outlined below and several variables, which include (a) whether the Knock-In Level Trigger has occurred and (b) several hypothetical closing prices for the Reference Shares on the Determination Date or at any time during the life of the notes. These figures are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the effect that various hypothetical Reference Share values could have on the Redemption Amount, assuming all other variables remain constant.
      The information in the tables reflects hypothetical rates of return on the notes assuming they are purchased on the Original Issue Date and held to the Maturity Date. If you sell your notes prior to the Maturity Date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below. For a discussion of some of these factors, see “Risk Factors” above.
      The tables below assume no Market Disruption Event or Settlement Disruption Event occurs. Also, the hypothetical rates of return shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to the notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the Reference Shares.
      The market price of the Reference Shares has been volatile in the past, and its performance cannot be predicted for any future period. The actual performance of the Reference Shares over the life of the notes, as well as the Redemption Amount payable, may bear little relation to the hypothetical return examples set forth below or to the historical price of the Reference Shares set forth elsewhere in this pricing supplement. For information about the price of the Reference Shares during recent periods, see “Reference Shares” below.
      If the official closing price of the Reference Shares quoted by the Relevant Exchange never falls to or below the Knock-In Level on any Trading Day during the period from the Trade Date up to and including the Determination Date, or if the Final Reference Level on the Determination Date is equal to or greater than the Initial Reference Level, the Redemption Amount will be paid in cash.

      By contrast, if the official closing price of the Reference Shares quoted by the Relevant Exchange is equal to or less than the Knock-In Level on any Trading Day during the period from the Trade Date up to and including the Determination Date and the Final Reference Level is less than the Initial Reference Level on the Determination Date, the Redemption Amount payment on the Maturity Date will be made in the Reference Shares (with fractional shares paid in cash).
      The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date, assuming a hypothetical Initial Reference Level of $35.100 and a hypothetical Knock-In Level of $21.060. In these examples, the Knock-In Level Trigger never occurs during the life of the notes. In each example, the Redemption Amount is paid in cash.

		Four
Assumed Closing Price	Value of	Quarterly	Total Return(b)
of Reference Shares	Payment at	Interest
on Determination Date	Maturity	Payments	$	%

+$35.100	$1,000.00	$150.00	$1,150.00	15.00%
$35.100	$1,000.00	$150.00	$1,150.00	15.00%
$31.590	$1,000.00	$150.00	$1,150.00	15.00%
$28.080	$1,000.00	$150.00	$1,150.00	15.00%
$21.070	$1,000.00	$150.00	$1,150.00	15.00%
      In the examples above, the price of the Reference Shares fluctuates over the term of the notes and closes above the Initial Reference Level on the Determination Date.
      The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date, assuming a hypothetical Initial Reference Level of $35.100 and a hypothetical knock-in level of $21.060. In these examples, the Knock-In Level Trigger occurred at some point during the life of the notes.

		Four
Assumed Closing Price	Value of	Quarterly	Total Return
of Reference Shares	Payment at	Interest
on Determination Date	Maturity	Payments	$	%

+$35.100	$1,000.00	$150.00	$1,150.00	15.00%
$35.100	$1,000.00	$150.00	$1,150.00	15.00%
$31.590	$900.00	$150.00	$1,050.00	5.00%
$28.080	$800.00	$150.00	$950.00	-5.00%
$24.570	$700.00	$150.00	$850.00	-15.00%
$21.060	$600.00	$150.00	$750.00	-25.00%
$17.550	$500.00	$150.00	$650.00	-35.00%
$14.040	$400.00	$150.00	$550.00	-45.00%
$10.530	$300.00	$150.00	$450.00	-55.00%
$7.020	$200.00	$150.00	$350.00	-65.00%
$3.510	$100.00	$150.00	$250.00	-75.00%
$0.000	$0.00	$150.00	$150.00	-85.00%
Same-day funds settlement and payment
      The initial settlement for the notes and all cash payments in respect of the notes will be made in immediately available funds.
      Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, transfers of the notes will be made in the Same-Day Funds Settlement System of The Depository Trust Company (the Depository) until maturity, and secondary market trading activity in the notes will therefore be required by the Depository to settle in immediately available funds. We cannot assure you as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

THE REFERENCE SHARES
General
      Unless otherwise stated, all information contained herein on the Reference Shares and on salesforce.com is derived from publicly available sources and is provided for informational purposes only.
      According to its publicly available documents, salesforce.com is a provider of application services that allow organizations to share customer information on demand. Its service is an application that is delivered through a standard web browser that allows customers to manage and share information about operations including: sales force automation; customer service and support; marketing automation; document management; analytics; and custom application development. It markets such service to businesses on a subscription basis, primarily through direct sales efforts and also indirectly through partners.
      The Reference Shares are registered under the Exchange Act. Companies with securities registered under the Exchange Act are required periodically to file certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, NE, Washington, DC 20549 and copies of such material can be obtained from the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information provided to or filed with the SEC by salesforce.com pursuant to the Exchange Act can be located by reference to SEC file number 001-32224.
      In addition, information regarding salesforce.com may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of these reports.
      This pricing supplement relates only to the notes offered hereby and does not relate to the Reference Shares. We have derived all disclosures contained in this pricing supplement regarding salesforce.com from the publicly available documents described in the preceding paragraphs. Neither we nor the agent nor its affiliates have participated in the preparation of such documents or made any due diligence inquiry with respect to salesforce.com in connection with the offering of the notes. Neither we nor the agent nor its affiliates make any representation that such publicly available documents or any other publicly available information regarding salesforce.com are accurate or complete. Furthermore, we cannot give any assurance that all the events occurring prior to the date of this pricing supplement (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the Reference Shares (and therefore the Initial Reference Level and the Knock-In Level and Redemption Amount) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning salesforce.com could affect the value you will receive on the Maturity Date with respect to the notes and therefore the market value of the notes. Neither we nor any of our affiliates have any obligation to disclose any information about salesforce.com after the date of this pricing supplement.
      Neither we nor any of our affiliates makes any representation to you as to the performance of the Reference Shares. As a prospective purchaser of notes, you should undertake such independent investigation of salesforce.com as in your judgment is appropriate to make an informed decision with respect to an investment in the Reference Shares.
Historical Performance
      The Reference Shares are traded on the NYSE under the symbol “CRM.” The following table sets for the published intra-day high, low and closing prices of the Reference Shares since June 22, 2004, the date the

Reference Shares were initially listed. We obtained the information in the table below from Bloomberg without independent verification.
      Any historical upward or downward trend in the price of the Reference Shares during any period shown below is not an indication that the price of the Reference Shares is more or less likely to increase or decrease at any time during the term of the notes. You should not take the historical performance levels as an indication of future performance of the Reference Shares. We cannot assure you that the future performance of the Reference Shares will result in your receiving the Face Amount of your notes or more on the Maturity Date. The actual performance of the Reference Shares over the life of the notes may bear little relation to the historical levels shown below.

Period	High	Low	Period End

2004
First Quarter	n/a	n/a	n/a
Second Quarter (June 22, 2004 through June 30, 2004	$17.690	$11.000	$16.070
Third Quarter	17.140	9.000	15.630
Fourth Quarter	22.700	14.600	16.940
2005
First Quarter	$18.200	$12.960	$14.990
Second Quarter	21.980	13.596	20.480
Third Quarter	25.150	18.630	23.120
Fourth Quarter	36.190	20.300	32.050
2006
First Quarter (through February 12, 2006)	$42.990	$31.600	$35.100
TAXATION IN THE UNITED STATES
      The following discussion supplements and, to the extent inconsistent with, replaces the discussion in the prospectus supplement and the prospectus under “Taxation in the United States” and you should read the following discussion in conjunction with the discussion in the prospectus supplement and the prospectus. The following discussion is based on the advice of Allen & Overy LLP and contains a general summary of the principal U.S. Federal income tax consequences that may be relevant to the ownership of the notes. This summary addresses only the U.S. Federal income tax considerations of U.S. Holders (as defined below) that acquire a note at its original issuance and that will hold that note as a capital asset.
      This summary does not address all U.S. Federal income tax matters that may be relevant to you. In particular, this summary does not address tax considerations applicable to holders that may be subject to special tax rules including, without limitation:

•	financial institutions,

•	insurance companies,

•	dealers or traders in securities, currencies or notional principal contracts,

•	tax-exempt entities,

•	regulated investment companies,

•	real estate investment trusts,

•	persons that will hold the notes as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for U.S. Federal income tax purposes,

•	persons whose “functional currency” is not the U.S. dollar,

•	persons that own (or are deemed to own) 10% or more of our voting shares or interests treated as equity, and

•	partnerships, pass-through entities or persons who hold the notes through partnerships or other pass-through entities.
      Further, this summary does not address alternative minimum tax consequences or the indirect effects on the holders of equity interests in a holder of a note. This summary also does not describe any tax consequences arising under the laws of any taxing jurisdictions other than the Federal income tax laws of the U.S. Federal government.
      This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the Code), United States Treasury Regulations and judicial and administrative interpretations of the Code and Treasury Regulations, in each case as in effect and available on the date of this pricing supplement. All of these are subject to change, and any changes could apply retroactively and could affect the tax consequences described below.
      In this summary, a “U.S. Holder” is a beneficial owner of a note that is, for U.S. Federal income tax purposes:

•	a citizen or resident of the United States,

•	a corporation created or organized in or under the laws of the United States or any state of the United States (including the District of Columbia),

•	an estate the income of which is subject to U.S. Federal income taxation regardless of its source, or

•	a trust if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.
      As provided in United States Treasury Regulations, certain trusts in existence on August 20, 1996, that were treated as United States persons prior to that date that maintain a valid election to continue to be treated as United States persons also are U.S. Holders. If a partnership holds the notes, the U.S. Federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding a note, you should consult your tax advisor regarding an investment in the notes under your particular situation.
General
      There is currently no statutory, judicial or administrative authority that directly addresses the U.S. tax treatment of holders of the notes. Pursuant to the terms of the notes, by purchasing a note, you agree with us to treat such note as consisting of (1) a Put Option that requires you to purchase the Reference Shares from us for an amount equal to the Deposit if the Redemption Amount at Maturity is the Share Redemption Amount and (2) a Deposit of cash in an amount equal to the principal amount of a note to secure your potential obligation to purchase the Reference Shares. Accordingly, under this characterization, the stated interest payments on the notes is divided into two components for U.S. Federal income tax purposes, a portion of which is treated as interest on the Deposit consisting of quarterly payments equalling 4.80% on an annualized basis, and the remainder of which is the Put Premium attributable to your sale of the Put Option to us. We are not requesting a ruling from the IRS with respect to the notes, and we cannot assure you that the IRS will agree with the conclusions expressed in this pricing supplement or the accompanying prospectus supplement and prospectus regarding the treatment of the notes and our allocation of stated interest payments on the notes. If the IRS successfully argues that the notes and the allocation should be treated differently, the timing and character of any inclusion in income in respect of your notes may be affected.
      Prospective investors should consult their own tax advisors regarding the proper treatment of the notes for U.S. Federal income tax purposes and the tax consequences of an investment in the notes under the Federal, state and local laws of the United States and any other jurisdiction where the investor may be subject to taxation with respect to their own particular situation.

      Except as provided in “Alternative Characterization of the Notes” below, the remainder of this discussion assumes that the notes are treated as described above.
Tax Consequences to U.S. Holders
Interest Payments on the Notes
      We, and by your purchase of the notes, you agree to treat the Deposit as a short-term obligation for U.S. Federal income tax purposes. Under the applicable Treasury Regulations, the Deposit will be treated as being issued at a discount equal to the sum of the quarterly interest payments that is attributable to interest on the Deposit for U.S. Federal income tax purposes. If you are an accrual method or a cash method U.S. Holder that elects to accrue the discount currently, you will be required to include the discount in income as it accrues on a straight-line basis, unless you elect to accrue the discount on a constant yield method based on daily compounding. If you are a cash method U.S. Holder and you do not elect to accrue the discount, you should include the portion of the payments attributable to interest on the Deposit as income upon receipt and you will be required to defer deductions for any interest paid on indebtedness incurred to purchase or carry the notes in an amount not exceeding the accrued interest until such interest is included in income. Furthermore, if you are a cash method U.S. Holder, any gain realized on the Deposit upon the sale, exchange, or retirement of the notes will be ordinary income to the extent of the discount that has accrued on a straight lined basis (or, if an election was made, according to a constant yield method based on daily compounding) but not previously included in income through the date of sale, exchange or retirement.
Put Premium on the Notes
      The Put Premium generally will not be taxable to you upon receipt. If the Put Option expires unexercised and a cash payment is made to you upon maturity of the Notes, you will recognize with respect to the Put Option component of the notes, short term capital gain equal to the total Put Premium received.
      If we exercise the Put Option (i.e., the Reference Shares are delivered upon maturity of the notes), you will not recognize any gain or loss with respect to the Put Option other than with respect of any cash received in lieu of fractional shares. Your adjusted basis in the Reference Shares received will equal the Deposit, plus accrued but unpaid Interest on the Deposit, less the total Put Premium received. Your holding period for any Reference Shares received will commence on the day after the delivery of the Reference Shares. To the extent you receive any cash in lieu of fractional shares, you will generally recognize short-term capital gain or loss in an amount equal to the difference between the amount of such cash received and your basis in the fractional shares, which is determined by allocating your total adjusted basis in the Reference Shares between the amount of cash received and the relative fair market value of the Reference Shares actually received.
Sale or Exchange of the Notes
      Upon the sale or exchange of the notes for cash, you will be required to apportion the amount you receive between the Deposit and the Put Option according to their respective values on the date of the sale or exchange. You will generally recognize gain or loss with respect to the Deposit in an amount equal to the difference between the amount you receive that is apportioned to the Deposit and your adjusted basis in the Deposit. Your adjusted basis in the Deposit will generally equal the principal amount of your notes, increased by the amount of any income you have recognized in connection with the Deposit and decreased by the amount of any payment received with respect to the Deposit. Such gain or loss will be short-term capital gain or loss, except to the extent attributable to accrued discount on the Deposit, which would be taxable as such as described under “Interest Payments on the Notes” above.
      With respect to the Put Option, the amount of cash you receive upon the sale or exchange of the notes that is apportioned to the Put Option plus the total Put Premium previously received will be treated as short-term capital gain. If on date of the sale or exchange of the notes, the value of the Deposit is in excess of the amount you received upon such sale or exchange, then you will be treated as having made a payment to the purchaser equal to the amount of such excess in exchange for the purchaser’s assumption of your rights and obligations under the Put Option. In such a case, you will recognize short-term capital gain or loss equal to the difference between the total Put Premium you previously received in respect of the Put Option and the amount of the deemed payment made by you to the purchaser with respect to the assumption of the Put Option. The amount of the deemed payment will be treated as an amount received with respect to the Deposit in determining your gain or loss with respect to the Deposit.
Alternative Characterizations of the Notes
      There is currently no statutory, judicial or administrative authority that directly addresses the proper treatment of the notes for U.S. Federal income tax purposes. Accordingly, no assurance can be given that the IRS will agree with, or that a court will uphold, the characterization and treatment of the notes described above. If the IRS successfully asserts an alternative characterization of the notes, the timing and the character of any income with respect to the notes may differ from that described above. For example, it is possible that the IRS might assert that the notes should be treated as a single debt instrument, in which case the notes would be subject to the rule concerning short-term debt securities as described in the accompanying prospectus under “Taxation in the United States”. Accordingly, prospective investors are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in the notes.
      You should review the “Taxation in the United States” section in the prospectus supplement and the prospectus for a further discussion of important U.S. Federal income tax considerations and consult your tax advisors as to the consequences of acquiring, holding and disposing of the notes under the tax laws of the country of which you are resident for tax purposes as well as under the laws of any applicable state, local or foreign jurisdiction.
SUPPLEMENTAL PLAN OF DISTRIBUTION
      The notes are being purchased by Deutsche Bank Securities Inc. (the agent) as principal, pursuant to a terms agreement dated as of [       ●       ], 2006 between the agent and us. The agent has agreed to pay our out-of-pocket expenses of the issue of the notes.
      From time to time, the agent and its affiliates have engaged, and in the future may engage, in transactions with and performance of services for us for which they have been, and may be, paid customary fees. In particular, the agent (or its affiliates) are our swap counterparties for a hedge of our obligation under the notes.
      The notes being sold by Stone & Youngberg LLC are being acquired by it from Deutsche Bank Securities Inc., pursuant to a dealer agreement between them, at the issue price to public less the discounts and commissions shown on the cover page hereof.